UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

5 rue Guillaume Kroll L-1882, Luxembourg Tel: + 352 48 18 28 1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

ACQUISITION OF AN OFFICE PROPERTY IN BUENOS AIRES, ARGENTINA

On December 4, 2015, our Argentine subsidiaries Sistemas Globales S.A. and IAFH Global S.A., entered into a Purchase Agreement with IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) to acquire four floors representing approximately 4,896 square meters in a building to be constructed in a premium business zone of the City of Buenos Aires, Argentina.

In consideration for the property we agreed to pay IRSA the following purchase price: (i) AR$ 180.3 million on the date of signing of the Purchase Agreement, equivalent to USD 18.8 million at such date; (ii) USD 8.6 million during a three-year term starting in June 2016; and (iii) the remaining USD 3.7 million at the moment of transfer of the property ownership, after finalization of the building.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: December 7, 2015